UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hydrofarm Holdings Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

44888K 209
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.             44888K 209

1	NAMES OF REPORTING PERSONS: John Tomes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 82,578
	6	SHARED VOTING POWER 1,425,119
	7	SOLE DISPOSITIVE POWER 82,578
	8	SHARED DISPOSITIVE POWER 1,425,119
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,697
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.39% (1)
12		TYPE OF REPORTING PERSON IN

(1)	Percentage calculated based on 44,519,302 shares of common stock outstanding as of November 2, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Item 1(a).	Name of Issuer:

Hydrofarm Holdings Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2249 South McDowell Boulevard Ext.
Petaluma, California 94954

Item 2(a).	Name of Person Filing:

John Tomes

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Hawthorn Equity Partners
P.O. Box 1061
Toronto Dominion
Toronto, ON Canada M5K 1P2

Item 2(c).	Citizenship:

United States of America

The principal business office of the Reporting Person is c/o Hawthorn Equity Partners, P.O. Box 1061Toronto Dominion, Toronto, ON Canada M5K 1P2.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP No:

44888K 209

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2021, John Tomes beneficially owned 1,507,697 shares of Common Stock, representing approximately 3.39% of the outstanding common stock of the issuer. This includes: (i) 1,425,119 shares of Common Stock beneficially held by Hawthorn Limited Partnership, and (ii) 82,578 shares of Common Stock directly by Mr. Tomes. Hawthorn Limited Partnership is an affiliate fund of Hawthorn Equity Partners. Mr. Tomes is the senior partner of Hawthorn Equity Partners. Chris Payne and John Tomes may be deemed to beneficially own the shares of Common Stock, and each individual shares voting and investment power over the shares of Common Stock held by Hawthorn Limited Partnership. The information set forth in the cover page of this Schedule 13G is incorporated herein by reference thereto.

Item 5.	Ownership of Five Percent or Less of a Class.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ⌧.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	/s/ John Tomes
John Tomes